November 22, 2011

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FreightCar America, Inc.

Form 10-K for the Year Ended December 31, 2010

Filed March 15, 2011

Form 10-Q for the Quarter Ended June 30, 2011

Filed November 2, 2011

Definitive Proxy Statement Filed on Schedule 14A

Filed April 6, 2011

File No. 000-51237

Dear Ms. Cvrkel:

FreightCar America, Inc. (the “Company”) has received the comments of the staff of the Commission by letter dated November 21, 2011 with respect to the Company’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Definitive Proxy Statement on Schedule 14A referred to above.

Following the telephone conversation today between Claire Erlanger of the Commission and Joseph E. McNeely of the Company, the Company is confirming that it has an extension until December 20, 2011 to submit its response to the comments.

Thank you for your assistance. If you have any additional questions or comments, you may reach me at (312) 928-0874.

Very truly yours,

/s/ Joseph E. McNeely

Joseph E. McNeely

Vice President, Finance and Chief Financial Officer